March 5, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Andi Carpenter and Anne McConnell
100 F Street N.E.
Washington, D.C. 20549

Re: Hillenbrand, Inc.
Form 10-K for Fiscal Year Ended September 30, 2024
Form 10-Q for the Quarterly Period Ended December 31, 2024
Form 8-K Filed on November 13, 2024

File No. 001-33794

Dear Ladies and Gentleman:

This letter sets forth the responses of Hillenbrand, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated February 21, 2025, and received by the Company on February 21, 2025, based on the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, (the “2024 Form 10-K”), which was filed November 19, 2024, Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024, which was filed on February 5, 2025, and Earnings Release on Form 8-K filed on November 13, 2024. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for the fiscal year ended September 30, 2024
Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition, page 31

1.We note you use the input method of “cost-to-cost” to recognize net revenue over time for long-term manufacturing contracts. You disclose that accounting for these contracts involves management judgment in estimating total contract revenue and costs. You also disclose that net revenue and cost estimates are regularly monitored and revised based on changes in circumstances and that anticipated losses are recognized immediately. We note revenue recognized over time for long-term manufacturing contracts represents 38% of total revenue and this matter was identified as a CAM by your auditor. Revise your future filings to quantify gross amounts of favorable and unfavorable changes in estimates recognized during each period presented and to explain the underlying reasons for material changes. Please also quantify the amount of contract losses recognized during each period presented and address the status of material loss contracts, including when they are expected to be completed. Refer to Item 303(b)(3) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that it quarterly reviews and updates, as applicable, estimated costs to complete and the corresponding contract revenue on a contract-by-contract basis, for long-term manufacturing contracts accounted for on an over time basis. In future filings, if there is a material gross favorable or unfavorable change in estimate(s) during an interim or annual period, we will disclose the amount and the underlying reason(s) for any material change(s), as applicable.

Further, the Company respectfully advises the Staff that it has a process for tracking and evaluating loss contracts. The Company has not recognized material contract losses, in any period presented. The amount of contract losses recognized during the fiscal years ended September 30, were as follows (in millions):

2024	2023	2022
$4.3	$4.2	$2.1

The Company confirms that it will continue to monitor contract losses and if material, the Company will provide disclosures in its applicable future filings to quantify and address the status of the material contract losses, including when they are expected to be completed, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

Non-GAAP Operating Performance Measures, page 40

2.We note your non-GAAP adjustment for Business acquisition, divestiture, and integration costs. Please describe to us, in greater detail, the specific nature of the material costs included in this adjustment during each period presented and during the subsequent interim period and explain your consideration of the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, especially as it relates to "integration costs". Specifically address the fact that these costs are incurred during each period presented and the fact that your most recent acquisition was completed on September 1, 2023. This comment is also applicable to the inclusion of this non-GAAP adjustment in Earnings Releases filed under Form 8-K.

Response:

The Company respectfully acknowledges the Staff's comment and advises that the Company has considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (the "C&DIs") in determining the appropriateness of these non-GAAP adjustments.

Business acquisition, divestiture, and integration costs are intended to highlight costs that are not normal and recurring, but rather are incurred as a direct result of consummated business acquisition(s), and the related integration activities for these acquisition(s), for all periods presented. The business acquisition, divestiture, and integration costs are not part of the Company’s normal operating costs and are not necessary to operate the Company’s business. Therefore, the Company believes that presenting non-GAAP financial measures including adjustments for business acquisition and integration costs provides investors, when read in conjunction with the Company’s GAAP measures, with useful information about the Company’s operating performance, by eliminating the impact that these items may have of obscuring trends in the underlying performance of its business.

The following table presents a breakdown of business acquisition, divestiture, and integration costs recognized during the fiscal years ended September 30, by category (in millions):

	2024	2023
Business acquisition costs	$0.5	$19.8
Divestiture costs	$0.0	$0.0
Integration costs	$71.7	$26.4
Total	$72.2	$46.2

Business acquisition costs include due diligence costs associated with an acquisition and one-time third-party costs related to the acquisition. In fiscal year 2024, the Company recognized $0.5M of business acquisition costs. In fiscal year 2023, the Company recognized $19.8M of business acquisition costs in conjunction with the acquisitions of LINXIS Group SAS (“Linxis”), on October 6, 2022, Peerless Food Equipment division (“Peerless”), on December 1, 2022, and Schenck Process Food and Performance Materials business (“FPM”) on September 1, 2023.

Integration costs include integrating completed acquisitions. Business integration costs consist primarily of professional service expenses related to accelerating synergies and executing strategic initiatives across acquired companies, salaries and other employee-related expenses dedicated directly to the integration effort, and IT-related expenses for system integrations. During fiscal years ended September 30, 2024 and 2023 integration related expenses related to the acquisitions of Linxis, on October 6, 2022, Peerless, on December 1, 2022, and FPM on September 1, 2023. Integration costs are expected to decline as integrations are completed.

The following table presents a breakdown of business acquisition, divestiture, and integration costs recognized during the quarter ended December 31, 2024 by category (in millions):

Business acquisition costs	$0.0
Divestiture costs	$0.0
Integration costs	$18.1
Total	$18.1

For these reasons, the Company believes that the adjustments with respect to business acquisition, divestiture, and integration costs do not cause its non-GAAP financial measures to be misleading or inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and provides useful information to its investors to analyze the Company’s normal course of business financial performance.

In future filings, the Company will disclose business acquisition costs, divestiture costs, and integration costs, for each period presented, to allow financial statement users to better understand the nature of costs excluded from the non-GAAP financial measures.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 53

3.We note you present disaggregated net revenue disclosures for products and services in Note 3 on page 70. Revise your future filing to separately present net revenue and cost of revenue for products and for services as required by Items 5-03(b)(1) and (2) of Regulation S-X or clarify why such disclosures are not required. Please also revise future filings to separately present the expense line item required by Items 5-03(b)(4) of Regulation S-X or clarify why such disclosure is not required.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company’s revenue is derived from highly engineered processing equipment, as well as aftermarket parts and service. Under Rule 5-03(b) of Regulation S-X, tangible product revenue and service revenue must be displayed separately in the statement of operations if such revenue category represents greater than 10% of total revenues.

The Company respectfully advises the Staff that it quarterly performs an analysis to quantify product and service revenue as a percentage of the total revenues. The Company’s service revenue represented less than 10% of its total revenue for each of the periods presented. The Company’s service revenue was approximately 3% and product revenue was approximately 97% of its total revenue during the fiscal years ended September 30, 2024, 2023, and 2022. Rule 5.03(b) also states that if the categories of items listed in Rule 5.03.1 relating to revenues are combined, related costs and expenses as described under Rule 5.03.2 shall be combined in the same manner. Accordingly, the Company also combined the expenses related to service revenue with the expenses related to product revenue for presentation in its consolidated statements of income as permitted by Rule 5.03(b).

The Company will continue to evaluate the percentage of revenues associated with its product and services. To the extent the service revenues exceed the 10% threshold, as defined in Rule 5-03(b), the Company will separately state its revenues and the applicable costs, in future filings.

Form 10-Q for the quarterly period ended December 31, 2024

Item 1. Financial Statements
6. Subsequent Event, page 23

4.On February 5, 2025, we note you entered into a definitive agreement to sell an ownership stake of approximately 51% in your Milacron injection molding and extrusion business for $287 million and expect this transaction to close in the second or third quarter of 2025. Please revise MD&A in future filings to disclose and discuss the impact that this transaction is expected to have on your financial statements, including the impact this business had on historical results.

Response:

The Company respectfully acknowledges the Staff’s comment. In its future filings, the Company will disclose and discuss in MD&A the impact this transaction is expected to have on its financial statements, including the impact this business had on its historical results.

Form 8-K filed on November 13, 2024
Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 12

5.In regard to your non-GAAP financial measures and related disclosures, please address the following in future filings:
•Clarify your footnote disclosure that the amortization of acquired intangible assets "does not impact the core performance of your business since this amortization does not directly relate to the sale of your products or services" since it appears, although the expense is being excluded, revenue of the acquired companies is included in your non-GAAP financial measures and the intangible assets you acquired contribute to revenue generation.
•You present a non-GAAP financial measure you identify as net debt to pro forma adjusted EBITDA. Clarify how you use this measure to assess your borrowing capacity. Also, clarify if this measure is used in debt covenant compliance calculations and, if applicable, provide the disclosures required by Question 102.09 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, including the amount required to comply with debt covenants.

Response:

The Company respectfully acknowledges the Staff’s comments regarding footnote disclosure. In future filings, to better assist the readers of the non-GAAP disclosure related to amortization, the Company will expand its disclosure, as follows, “Intangible assets relate to our acquisition activities and are amortized over their useful lives. The amortization of acquired intangible assets is reported separately in our Consolidated Statements of Operations as amortization expense. We exclude the amortization of acquisition-related intangible assets because the amount and timing of such charges are significantly impacted by the timing, size, number and nature of the acquisitions we consummate. While we have a history of significant acquisition activity, we do not acquire businesses on a predictable cycle, and the amount of an acquisition's purchase price allocated to intangible assets and related amortization term are unique to each acquisition and can vary significantly from acquisition to acquisition. Exclusion of this amortization expense facilitates more consistent comparisons of operating results over time between our newly acquired and long-held businesses, and with both acquisitive and non-acquisitive peer companies. We believe however that it is important for investors to understand that such intangible assets contribute to sales generation and that intangible asset amortization related to past acquisitions will recur in future periods until such intangible assets have been fully amortized.”

Also, in future filings, to better assist the readers of the non-GAAP disclosure related to net debt to pro forma adjusted EBITDA, the Company will expand its disclosure, as follows, “The ratio of net debt to pro forma adjusted EBITDA is a key financial measure that is used by management to assess Hillenbrand’s borrowing capacity (and is calculated as the ratio of total debt less cash and cash equivalents to the trailing twelve months pro forma adjusted EBITDA). The Company presents net debt to pro forma adjusted EBITDA because it believes it is representative of the Company's financial position as it is reflective of the Company's ability to cover its net debt obligations with results from its core operations.”

Furthermore, the Company respectfully advises the Staff that this measure is not used in debt covenant compliance calculations, and therefore, no disclosures are required by Question 102.09 of the Division of Corporation Finance's C&DIs on Non-GAAP Financial Measures.

If you have any questions or require any additional information regarding this matter, please contact me at (812) 593-7017 or investors@hillenbrand.com.

Sincerely,

Robert M. VanHimbergen
Senior Vice President and Chief Financial Officer